FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 10 DATED JUNE 25, 2019

TO THE PROSPECTUS DATED NOVEMBER 29, 2018

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated November 29, 2018, as supplemented by Supplement No. 8 dated April 29, 2019, and Supplement No. 9 dated May 13, 2019. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of this offering;
•	the declaration of cash distributions for July, August, and September 2019 record dates;
•	our acquisition of an apartment community located in Alexandria, Virginia; and
•	our entry into a mortgage loan secured by such property.

Status of the Offering

We commenced this offering of up to $1,100,000,000 of shares of common stock, on April 28, 2016. As of June 24, 2019, we had accepted aggregate gross primary offering proceeds of $108.2 million related to the sale of 601,207 Class A shares, 1,049,996 Class T shares, 9,035,699 Class R shares and 612,561 Class I shares and aggregate gross proceeds under the distribution reinvestment plan of $2.9 million related to the sale of 25,264 Class A shares, 62,160 Class T shares, 224,896 Class R shares and 1,456 Class I shares in this offering. Accordingly, as of June 24, 2019, there was approximately $891.8 million of shares of common stock available for sale in this primary offering and approximately $97.1 million of shares available for sale under our distribution reinvestment plan.

Cash Distributions Declared

On June 17, 2019, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from June 28, 2019 through September 27, 2019, which distributions will be paid on July 31, 2019, August 30, 2019, and September 30, 2019. Distributions will be calculated based on stockholders of record each day during this period at a rate of (i) $0.001469178 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

Property Acquisition

On June 24, 2019, we, through a wholly owned subsidiary, purchased an apartment community located in Alexandria, Virginia (the “Virginia Property”) from an unaffiliated seller. The Virginia Property is an apartment community with 141 units and amenities, including a swimming pool, clubhouse, and a fitness center. The Virginia Property encompasses 164,140 rentable square feet.

The Virginia Property was constructed in 1976 and is currently 94% leased. The average occupancy rate of the Virginia Property, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Occupancy Rate
2018	94.9%
2017	95.1%
2016	91.1%
2015	87.5% (a)
2014	(b)

(a)   The seller provided average occupancy rates for the last three months of 2015, which is reflected above.

(b)   The seller was unable to provide average occupancy rates for 2014.

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, using financial information provided by the seller, for each of the past five years was as follows:

Year	Effective Monthly Rent
2018	$1,902
2017	$1,857
2016	$1,832
2015	$1,869 (c)
2014	(d)

(c)    The seller provided average effective rental rate per unit for the last three months of 2015, which is reflected above.

(d)    The seller was unable to provide average effective rental rate per unit for 2014.

The contract purchase price for the Virginia Property is $36.4 million, excluding closing costs. We funded the purchase price with proceeds from this offering and the proceeds from a mortgage loan discussed below. In connection with the acquisition of the Property, we incurred $935,532 in acquisition and debt financing fees payable to our Advisor and $48,236 of acquisition expenses reimbursable to our Advisor and its affiliates, pursuant to our Advisory Agreement.

We believe that the Virginia Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Virginia Property.

Mortgage Loan

On June 24, 2019, we, through a wholly owned subsidiary, entered into a seven-year secured mortgage loan with CBRE Capital Markets, Inc., an unaffiliated lender, for borrowings of approximately $27.6 million secured by the Virginia Property (the “Virginia Property Mortgage Loan”). The Virginia Property Mortgage Loan matures on July 1, 2026. The Virginia Property Mortgage Loan bears interest at a fixed rate of 3.84%. Monthly payments are interest only for the first three years. Beginning on August 1, 2022, we will pay both principal and interest based on 30-year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity.

Prepayment is permitted, provided a prepayment premium is paid.  The prepayment premium is based on the greater of (i) 1% of the principal being repaid and (ii) the amount of principal being prepaid or accelerated, multiplied by the excess (if any) of the monthly note rate over the assumed reinvestment rate, multiplied by the present value factor. If the loan is securitized, the loan is locked to prepayment and defeasance for 24 months. After such 24-month lockout period, the loan can be defeased using treasury notes or other acceptable securities (including Freddie Mac referenced notes), provided that prepayment will be open at 1% during the last 2 years. If the loan is not securitized prior to the 12th installment due date or is never securitized, the prepayment premium will be yield maintenance through the end of the yield maintenance period (two years prior to maturity) followed by a 1% prepayment penalty during the immediate 3 months following the end of the yield maintenance period. No prepayment premium is required after April 1, 2026. The non-recourse carveouts under the loan documents for the Virginia Property Mortgage Loan are guaranteed by the Company.